December 2, 2005	Writer’s Direct Contact

(213) 892-5251 HCohn@mofo.com
By Overnight Delivery
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Re:	Vestin Realty Trust I, Inc.
Registration Statement on Form S-4 (File No. 333-125347)
Dear Ms. Garnett:
On behalf of Vestin Realty Trust I, Inc. (the “Company”), we are transmitting for filing Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-125347) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2005.
The Amendment is being filed to update the Registration Statement to (i) make conforming changes in response to comments received from the Commission staff with respect to the Form S-4 Registration Statement of Vestin Realty Trust II, Inc. (File No. 333-125121) and (ii) include audited financial statements and information for the three months ended September 30, 2005. For ease of reference, we have enclosed copies of the response letters to the last two comment letters received from the Commission staff with respect to Vestin Realty Trust II, Inc. (We previously updated the Registration Statement to make conforming changes for the first two comment letters received from the Commission staff with respect to Vestin Realty Trust II, Inc.)
Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Charles C. Kim at (213) 892-5742.
Very truly yours,
/s/ Hillel T. Cohn
Hillel T. Cohn
enclosures

cc:	Michael McTiernan — Securities and Exchange Commission
Eric McPhee — Securities and Exchange Commission
Dan Gordon — Securities and Exchange Commission
Michael V. Shustek — Vestin Realty Trust I, Inc.
Ira Levine, Esq. — Levine Garfinkel & Katz